April 12, 2000



Securities and Exchange Commission
Operations Center
6432 General Green Way
Alexandria, VA  22312-2413

Gentlemen:

We are transmitting herewith Indiana Energy, Inc.'s
Form 15 pursuant to the requirements of the Securities Exchange Act of 1934.

Very truly yours,


/s/James A.Hummel, II
James A.Hummel, II

JH:tmw

Enclosures


                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC   20549


                                FORM 15


Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Section 13 and 15(d) of the Securities Exchange
                              Act of 1934.


                                1-9091
                       (Commission File Number)

                         INDIANA ENERGY, INC.
        (Exact name of Registrant as specified in its charter)

                      1630 North Meridian Street
                      Indianapolis, Indiana 46202
                            (317) 926-3351
     (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

  Common Stock, no par value, of Indiana Energy, Inc. (Common Stock)
       (Title of each class of securities covered by this Form)


                                 None
          (Title of all other classes of securities for which a duty to file reports under Section 13 (a) or 15 (d) remains).

   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                 Rule 12g-4(a)(1)(i)  [X]      Rule 12h-3(b)(1)(ii)  [ ]
                 Rule  12g-4(a)(1)(ii)[ ]
                 Rule 12g-4(a)(2)(i)  [ ]      Rule 12h-3(b)(2)(i)   [ ]
                 Rule 12g-4(a)(2)(ii) [ ]      Rule 12h-3(b)(2)(ii)  [ ]
                 Rule 12h-3(b)(1)(i)  [X]      Rule 15d-6            [ ]

   Approximate number of holders of record as of the certification or notice date:

                 Security                      Holders

                 Common Stock                  None


   Pursuant to the requirements of the Securities and Exchange Act of 1934, as amended, Vectren Corporation, an Indiana corporation, as successor to Indiana Energy, Inc., has caused this Certification/Notice on Form 15 to be signed on its behalf by the undersigned duly authorized person.

Dated:   April 12, 2000

                                           Vectren Corporation (as
                                           successor to Indiana
                                           Energy, Inc.)


                                           By: /s/ Ronald E. Christian

                                           Name:   Ronald E. Christian
                                                   Senior Vice President,
                                                   General Counsel and
                                                   Secretary